30 April 2007

MEDIA RELEASE

Scheme of arrangement approved by Federal Court

In Sydney today the Federal Court of Australia approved the scheme of arrangement between PowerTel Limited (ACN 001 760 103) (“PowerTel”) and its ordinary shareholders (“Scheme”) in relation to the transfer of all PowerTel shares to Telecom Enterprises Australia Pty Limited, a wholly owned subsidiary of Telecom Corporation of New Zealand Limited.

The approval of the Scheme by the Federal Court of Australia follows a shareholder vote in favour of the Scheme on 23 April 2007. PowerTel’s Directors unanimously recommended that shareholders vote in favour of the Scheme, in the absence of a superior proposal. No further action is required from PowerTel shareholders.

Additional information about the PowerTel Scheme process has been separately released by PowerTel today.

For further information contact:

Phil Love, Head of External Media
Telecom New Zealand
(64) 27 244 8496